Shareholder Meeting Voting Results

On June 19, 2018, a special meeting of shareholders of the Capitol Series Trust was held for the purpose of voting on the election of four Trustees to serve on the Board of Trustees. Below are the voting results from the special meeting.

	For	Withhold	% of Total Voted in Favor
John C. Davis	35,759,555	385,270	98.93%
Janet S. Meeks	35,772,739	372,086	98.97%
Lori A. Kaiser	35,775,501	369,324	98.98%
Robert G. Dorsey	35,597,330	547,495	98.49%

The shareholders voted in favor of the proposal to approve four Trustees to serve on the Board of Trustees. Mr. Davis, Ms. Meeks and Ms. Kaiser were each elected as Independent Trustees and will begin their service to the Trust effective July 1, 2018. Mr. Dorsey was elected as Interested Trustee at the meeting.